UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)*

The A Consulting Team, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

000881 10 2
(CUSIP Number)

Navneet S. Chugh, Esq.
The Chugh Firm
13304 Alondra Blvd., 2nd Floor
Cerritos, CA 90703
(562) 229-1220
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    000881 10 2
===============================================================
======================
           1   NAMES OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
               Helios & Matheson Information Technology, Ltd.
-------------- -----------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (See Instructions)
               (a)    [ x ]
               (b)    [  ]
-------------- -----------------------------------------------------------------
           3   SEC USE ONLY
-------------- -----------------------------------------------------------------
           4   SOURCE OF FUNDS (See Instructions):  WC, OO
--------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION
               India
===============================================================
=======
                                             7   SOLE VOTING POWER
 NUMBER OF SHARES                                1,250,296 (See Item 5)
 BENEFICIALLY OWNED                    ------------------------------------
 BY EACH REPORTING                       8   SHARED VOTING
POWER
 PERSON WITH                             ------------------------------------
                                             9   SOLE DISPOSITIVE
POWER
                                                 1,250,296 (See Item 5)
                                            ------------------------------------
                                            10   SHARED DISPOSITIVE
POWER
===============================================================
=====
         11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
               1,250,296 (See Item 5)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES              (See Instructions)
|_|
--------------------------------------------------------------------------------
         13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11) 52.5% (See Item 5)
--------------------------------------------------------------------------------
         14    TYPE OF REPORTING PERSON (See Instructions)
               CO
===============================================================
=====




Item 1 Security and Issuer.

This Schedule 13D (this "Statement") relates to shares of the common stock, par value $0.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or
"TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New
York, New York 10003.

Item 2 Identity and Background.

(a) This Statement is filed by: Helios & Matheson
Information Technology, Ltd., an India corporation
("Helios"). The Reporting Person has entered into four
agreements under which, subject to the terms and
conditions set forth therein, they will receive 225,599
Shares.

The name, residence or business address, principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of each director and executive officer of Helios is set forth on Schedule A attached hereto and incorporated by reference herein.

(b) The principal executive offices of Helios are located at # 9, Nungambakkam High Road, Chennai 600 034, India.
Helios is an India corporation.

(c) Helios is a company engaged primarily in the business of information technology consulting services.

(d) During the past five years, the Reporting Person and, to the best knowledge of such person, no person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Person and, to the best knowledge of such person, no person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Helios is an India corporation.



Item 3 Source and Amount of Funds or Other
Consideration.

The consideration to be used in acquiring the 225,599
Shares will be One Million One Hundred Twenty-Seven
Thousand Nine Hundred Ninety-Five United States Dollars
(USD $1,127,995.00). The acquisition of the Shares will occur pursuant to the Stock Purchase Agreements dated as of September 5th and 6th, 2006, among William P. Miller,
Bcomplaint Inc., Sanjeev Welling, Peter Zielczynski and the Reporting Person, (the "Stock Purchase Agreements"), copies of which attached hereof as Exhibit 1-4. The provisions, terms and conditions of the Stock Purchase
Agreement are summarized under Item 5 of this Statement.

Item 4 Purpose of Transaction.

The Reporting Person has acquired 1,024,697 shares on March 30, 2006, pursuant to a Stock Purchase Agreement.
The Reporting Person acquired these additional shares in order to have control of the Company. The purchase is a strategically investment and is classified by The Reporting Person as "Overseas Direct Investment". The Reporting
Person is not just buying the shares for short term trading profit nor is control the only purpose. The investment is made to meet the objective of market development. The businesses that Helios operates in the United States and India offer services that may be useful to clients of the Company, and the Reporting Person accordingly believe that the combined operations of Helios and the Company could result in increased revenues from the Company's current clients as well as revenues from new clients. The Reporting Person intends to control TACT. The Reporting Person has not formulated any plans or proposals that relate to or would result in any matter required to be described in response to paragraphs (a) through (j) of Item 4 of this Statement with the exception of Item 4 (d):

(d) The Reporting Person has increased the number of board of directors of the Issuer. The Reporting Person have nominated five board of directors in the last shareholder voting.



Item 5 Interests in Securities of the Issuer.

(a) As of the date of this Statement, the Reporting Person are the direct beneficial owners of 1,250,296 Shares, or approximately 52.5%, of the 2,382,301 Shares that are outstanding as of March 30, 2006.

The respective numbers of Shares that are directly beneficially owned by Helios is 1,250,296.

The Reporting Person beneficially owns no Shares other than those reported in this Statement. The beneficial ownership of Shares by the Reporting Person arises solely as a result of their right under the Stock Purchase
Agreement to acquire such Shares.

(b) Assuming the consummation of the purchase of Shares under the Stock Purchase Agreement, following the completion of those acquisitions, the Reporting Person will have the direct power to vote and direct the disposition of the 1,250,296 Shares it acquired.

(c) The Reporting Person has not effected any transactions in the Shares during the 60 days prior to the date of this Statement.

(d) Subject to the stock pledge arrangements described in
Item 6 below, Helios has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares that it will hold upon completion of the transactions contemplated by the Stock
Purchase Agreement.

(e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement #1

The Reporting Person and William Miller entered into a
Stock Purchase Agreement dated September 5, 2006. The
Reporting Person will purchase 19,775 shares of common stock of TACT for Ninety Eight Thousand Eight Hundred and Seventy Five ($98,875.00). The Reporting Person paid the full amount to the Seller.

Stock Purchase Agreement #2

The Reporting Person and BComplaint, Inc. entered into a
Stock Purchase Agreement dated September 5, 2006. The
Reporting Person will purchase 13,351 shares of common stock of TACT for Sixty Six Thousand Seven Hundred and
Fifty Five Dollars ($66,755.00). The Reporting Person paid the full amount to the Seller.

Stock Purchase Agreement #3

The Reporting Person and Peter Zielezynski entered into a
Stock Purchase Agreement dated September 6, 2006. The
Reporting Person will purchase 100,000 shares of common stock of TACT for Five Hundred Thousand Dollars (US
$500,000). The Reporting Person paid the full amount to the Seller.

Stock Purchase Agreement #4

The Reporting Person and Sanjeev Welling entered into a
Stock Purchase Agreement dated September 6, 2006. The
Reporting Person will purchase 92,473 shares of common stock of TACT for Four Hundred Sixty Two Thousand
Three Hundred Sixty Five Dollars (USD $462,365.00). The
Reporting Person paid the full amount to the Seller.


Item 7 Material to be Filed as Exhibits.


Exhibit 1    Stock Purchase Agreement, dated as
of September 5, 2006, among Helios
& Matheson Information Technology,
Ltd. and William Miller.

Exhibit 2    Stock Purchase Agreement, dated as
of September 5, 2006, among Helios
& Matheson Information Technology,
Ltd. and BComplaint.

Exhibit 3    Stock Purchase Agreement, dated as
of September 6, 2006, among Helios
& Matheson Information Technology,
Ltd. and Peter Zielezynski.

Exhibit 4    Stock Purchase Agreement, dated as
of September 6, 2006, among Helios
& Matheson Information Technology,
Ltd. and Sanjeev Welling.

Exhibit 5    Power of Attorney to Navneet S.
Chugh and Jiao Bing Zhang From
Helios & Matheson Information
Technology Ltd., by V.
Ramachandiran, Chairman





SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:  September 11, 2006

                                          /s/ Navneet S. Chugh

--------------------------------------
                                          Name:    Navneet S.
Chugh
                                          Title:   Authorized
Signatory





Signing in the capacities listed on Schedule A attached hereto and incorporated herein by reference.



SCHEDULE A

The business addresses and present occupation or employment of the directors and executive officers of Helios & Matheson Information Technology Ltd. are as follows:

Helios & Matheson Information Technology, Ltd.


Chief Executive Office:       V. Ramachandiran
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment: CEO
of
                            Helios & Matheson
Information Technology Ltd

Secretary:                  K. M. Kumar
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment:
Secretary of
                            Helios & Matheson
Information Technology Ltd

Chief Financial Office:       K. M. Kumar
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment:
VP-Finance of
                            Helios & Matheson
Information Technology Ltd

Managing Director:         G. K Muralikrishna.
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment: CEO
of
                            Helios & Matheson
Information Technology Ltd

Director:                  Chandra Ramesh.
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment:
Director of
                            Helios & Matheson
Information Technology Ltd

Director:                  Diwakar Sai Yerra
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment:
Director of
                            Helios & Matheson
Information Technology Ltd

Director:                  Rao A Gopal
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment:
Director of
                            Helios & Matheson
Information Technology Ltd

Director:                  V. Ramachandiran
                            # 9, Nungambakkam High
Road,
                            Chennai 600 034, India.
                            Present Employment:
Director of
                            Helios & Matheson
Information Technology Ltd



End of Filing